[iPass Letterhead]

VIA EDGAR

December 22, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	iPass Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 3, 2011

File No. 000-50327

Dear Ms. Collins:

iPass Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated December 19, 2011, with respect to iPass’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by iPass with the Securities and Exchange Commission on March 3, 2011.

This letter will confirm that iPass intends to file its written response to the Staff’s comment letter no later than Friday, January 20, 2012. Please contact me at (650) 232-4371, or Timothy Moore of Cooley LLP at (650) 843-5690 with any questions or comments.

Sincerely,

/s/ William Garvey

William Garvey

Vice President, General Counsel and Corporate Secretary